November 24, 2008

Correspondence

Mr. Dana Brown
Securities and Exchange Commission
Washington, D.C.  20549-3561

Re:  Javo Beverage Company, Inc. – SEC Comment Letter Response

Dear Mr. Brown:

In order to completely and accurately respond to the SEC comment letter we received dated November 4, 2008 we request an additional extension until December 2, 2008 to file our response.

The extension is necessary to allow additional time to work with my advisors, auditor and securities attorney to generate a complete and accurate response to the comments in the November 4, 2008 letter.  Currently, I am waiting for response from an advisor to questions discussed with William Kearns at the SEC related to it latest letter. The Company’s growth has placed great demands on my time and the time of my staff in this difficult financial market.

Please do not hesitate to give me a call.

Sincerely,

/s/ Richard A. Gartrell
Richard A. Gartrell
CFO
949-233-6868
760-560-5286 x 110